ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062





File No. 82-5139
November 13, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated October 31, 2007 entitled "Notice of Endorsement of Tender Offer for CYBIRD Holding Shares";

2. Press release dated November 12, 2007 entitled "Notice of Revisions in 'Notice of Endorsement of Tender Offer for CYBIRD Holding Shares'";

3. Letter to the Shareholders of the Company dated November 2007; and

4. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

dw 11/20

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,



Hironori Shibata

Enclosure

CYBIRD HOLDINGS JASDAQ

News Release

October 31, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice of Endorsement of Tender Offer for CYBIRD Holding Shares

Tokyo, Japan, October 31, 2007 --- Based on a decision made by the Board of Directors, CYBIRD Holdings Co., Ltd., today announced the following opinion regarding the tender offer launched by CJ Holdings Co., Ltd.

I. Outline of CJ Holdings Co., Ltd.

(1) Company name	CJ Holdings Co., Ltd.	
(2) Main business	As a holding company for the different companies of its Group, the main business of CJ Holdings Co., Ltd., is to support and administer the business activities of those companies.	
(3) Establishment	October 1, 2007	
(4) Head office	1-7 Kojimachi, Chiyoda-ku, Tokyo	
(5) Representative	Masamichi Yoshizawa, Representative Director	
(6) Amount of capital	100,000 yen (as of October 31, 2007)	
(7) Major shareholders and their holdings	Longreach Capital Partners 1, L.P., LONGREACH HOLDINGS IRELAND, and Longreach GP Commitment L.P. 100%	
(8) Relations between CJ Holdings and CYBIRD Holdings	Capital relationship	CJ Holdings owns a share of CYBIRD Holdings
	Human relationship	n/a
	Business relationship	n/a
	Condition of related parties	n/a

II. Classes of Shares, etc. to be purchased by CJ Holdings

The common shares of CYBIRD Holdings and the following share subscription rights

1. Stock options issued based on resolutions by the 4th regular general meeting of shareholders held on June 27, 2002 and a Board of Directors meeting held on May 30, 2003 (Hereinafter referred to as "Stock Option No. 1").
2. Stock options issued based on resolutions by the 5th regular general meeting of shareholders held on June 27, 2003 and a Board of Directors meeting held on May 25, 2004 (Hereinafter referred to as "Stock Option No. 2").

3. Stock options issued based on resolutions by the 6th regular general meeting of shareholders held on June 29, 2004 and a Board of Directors meeting held on December 3, 2004 (Hereinafter referred to as "Stock Option No. 3").
4. Stock options issued based on resolutions by the 7th regular general meeting of shareholders held on June 29, 2005 and a Board of Directors meeting held on May 25, 2006 (Hereinafter referred to as "Stock Option No. 4").
5. Stock options issued by JIMOS CO., LTD., based on resolutions by an extraordinary general meeting of shareholders held on June 11, 2002 and a meeting by its Board of Directors held on September 26, 2002, the obligation for which was subsequently assumed by CYBIRD Holdings based on a share exchange agreement (Hereinafter referred to as "JIMOS Stock Option No. 1").
6. Stock options issued by JIMOS CO., LTD., based on resolutions by an extraordinary general meeting of shareholders held on December 27, 2002 and a meeting by its Board of Directors held on May 9, 2003, the obligation for which was subsequently assumed by CYBIRD Holdings based on a share exchange agreement (Hereinafter referred to as "JIMOS Stock Option No. 2").
7. Stock options issued by JIMOS CO., LTD., based on resolutions by the 6th regular general meeting of shareholders held on September 29, 2004 and a meeting by its Board of Directors held on December 2, 2004, the obligation for which was subsequently assumed by CYBIRD Holdings based on a share exchange agreement (Hereinafter referred to as "JIMOS Stock Option No. 3").
8. Stock options issued by JIMOS CO., LTD., based on resolutions by the 6th regular general meeting of shareholders held on September 29, 2004 and a meeting by its Board of Directors held on August 31, 2005, the obligation for which was subsequently assumed by CYBIRD Holdings based on a share exchange agreement (Hereinafter referred to as "JIMOS Stock Option No. 4").
9. Stock options issued by JIMOS CO., LTD., based on resolutions by the 7th regular general meeting of shareholders held on September 29, 2005 and a meeting by its Board of Directors held on May 12, 2006, the obligation for which was subsequently assumed by CYBIRD Holdings based on a share exchange agreement (Hereinafter referred to as "JIMOS Stock Option No. 5").

III. Content of and Basis and Reason behind Opinion of Tender Offer

1. Content of opinion of tender offer

In a Board of Directors meeting held on October 31, 2007, CYBIRD Holdings passed a resolution endorsing the tender offer by CJ Holdings to purchase all issued and outstanding shares and subscription rights. Consequently, CYBIRD Holdings recommends that all holders tender their shares and subscription rights. CYBIRD Holdings' management believes that planned series of transactions aimed at taking the Company private through a MBO, of which this tender offer is part, will strengthen its management base and contribute to increasing corporate value over the medium-to-long term. In addition, in view of the fairness of the bid price and other conditions of the tender offer, management believes that the offer represents an opportunity for shareholders to divest their holdings at a reasonable price.

President Kazutomo Robert Hori and directors and executive vice presidents Kenichiro Nakajima and Yohei Hosoda abstained from participation in the discussion and decision regarding the previously mentioned resolution by reason of conflict of interest. After the tender offer, Mr. Hori will remain on with CYBIRD Holding as a representative director while also assuming a directorship with and making an investment in CJ Holdings. In addition, he will receive subscription rights from CYBIRD Holdings and CJ Holdings. Similarly, after the tender offer, there is a strong possibility that Executive Vice President Nakajima will make an investment in CJ Holdings while staying on as a director of the Company and receiving subscription rights from CYBIRD Holdings and CJ Holdings. Likewise, Executive Vice President Yohei Hosoda will remain a director after the tender offer and receive subscription rights from CYBIRD Holdings and CJ Holdings. The remaining members of the Board of Directors, including outside directors, unanimously passed the resolution to support the tender offer. The corporate auditors of CYBIRD Holdings also unanimously approved the decision to support the tender offer.

2. Basis and reason behind opinion on tender offer

(1) Outline of tender offer

CJ Holdings is a wholly owned subsidiary of Longreach Capital Partners 1, L.P., LONGREACH

HOLDINGS IRELAND, and Longreach GP Commitment L.P. (Hereinafter referred to as "the Funds"). The Funds are investment vehicles of the Longreach Group Inc. (Note 1), which invests in buyout opportunities in Japan and Asia. The Longreach Group was established in October 2003 the purpose of strategically supporting the growth of corporations driving the future development of Japanese industry from a medium- to-long term perspective.

Advised by the Longreach Group, Inc. (Note 2), CJ Holdings is purchasing 100% of CYBIRD Holdings' issued and outstanding shares excluding treasury stock as one step in the process of taking CYBIRD Holdings private. The goal of the tender offer is to acquire all shares and subscription rights. The offer, therefore, includes new shares issued within the tender offer period due to the exercise of stock options and any other shares transferred during the period.

The Funds have reached an agreement in principle with the founder of CYBIRD, President and Group CEO Kazutomo Robert Hori to acquire all of his shares and share subscription rights. On a fully diluted basis (exercise of all issued and outstanding subscription rights), Mr. Hori has a holdings ratio of 9.69%. Other large shareholders, including Yosuke Iwai (3.34%), RAUM'S Co., Ltd. (2.64%), Tomoo Tateishi (1.21%), and Emi Iwai (0.18%), also have agreed in principle to tender all common shares and share subscription rights of CYBIRD Holdings. In addition, the Funds and Executive Vice President Kenichiro Nakajima (0.72%) have agreed that in the case where he tenders all common shares and share subscription rights of CYBIRD Holdings, he will receive new shares to be issued by the Funds through a third party allotment after the completion of the tender offer.

The tender offer is one stage in the process of taking CYBIRD Holdings private through an MBO (Note 3). Based on the endorsement of the Board of the Directors of CYBIRD Holdings, CJ Holdings is making a friendly tender offer for the Company under the Financial Instruments and Exchange Law of Japan. President Hori and directors and executive vice presidents Kenichiro Nakajima and Yohei Hosoda will stay on as part of the management team following the tender offer. Furthermore, Executive Vice President Toshiaki Kawata will be appointed a director of the Company following the tender offer, becoming a member of the senior management team.

Note 1. The Longreach Group Companies include the investment company, Longreach Capital Partners 1, L.P. (partnership established based on Cayman Islands law), the investment management company, LONGREACH MANAGEMENT CORPORATION CAYMAN (corporation established based on Cayman Islands law), the investment company, Longreach GP Commitment, L.P. (partnership established based on Cayman Islands law), its investment management company LONGREACH GROUP CAYMAN (corporation established based on Cayman Islands law), the investment company, LONGREACH HOLDINGS IRELAND (corporation established based on Ireland law), The Longreach Group Limited, which is based in Hong Kong, and The Longreach Group, Inc. which is based in Tokyo, Japan.
Note 2. The Longreach Group, Inc., the Japanese entity, collects and analyzes data and information concerning the Japanese and Asian markets and assists and advises The Longreach Group Limited in identifying potential investment opportunities.
Note 3. A management buyout (MBO) generally refers to the acquisition of a company by all or part of the management team in cooperation with financiers.

(2) Basis and reason for endorsing tender offer
CYBIRD Holdings was founded as a mobile content provider that distributed mobile content mainly for Internet-enabled mobile phones through domestic mobile carriers in September 1998. Building on know how and technology developed through that business, the Company started up its Solutions and Mobile Commerce businesses. In October 2006, the Company transferred its businesses to a new CYBIRD Co., Ltd., based on a corporate split. At the same time, it integrated the businesses of JIMOS CO., LTD., the main operations of which were direct sales of cosmetics, emerging as the holding company for the Group, with CYBIRD and JIMOS as wholly owned subsidiaries. Following the business integration, the CYBIRD Group has been operating Mobile Content, Commerce, and Solutions businesses, aiming to "create a one to only one platform" to stand unrivaled by fusing the mobile communications strengths of CYBIRD with the human communications strengths of JIMOS.

The Mobile Content Business has provided users with a wide variety of unique content over the years as one of the pioneers of mobile content. The Commerce Business's foundation essence, the core product in its mainstay cosmetics direct sales operations, is No. 1 in sales in its market (according to a survey by Fuji-Keizai Co., Ltd.) and has a strong reputation with customers. Consequently, the sales

growth of the Mobile Content and the Commerce business have outpaced that of their markets. The Group also expects a certain level of growth to continue in these markets.

In addition, along with the diversification and growth of the mobile Internet market in recent years, the mobile advertising market in particular is forecast to achieve a high growth rate up until 2011, averaging 26.9% annually. Within that period, 2007 is expected to post the highest annual growth rate of 42.5% according to a survey by Dentsu Communication Institute Inc. With sharp growth expected in the mobile advertising market against this backdrop, the Group strongly believes the time has come to accelerate its pursuit of strategic business growth. It will do so by quickly taking advantage of growth opportunities arising from changes in the business climate with a view to increasing its corporate value in the medium-to-long term.

To realize growth in the medium-to-long term, the Group will focus on such measures as expanding its business model for the mobile Internet market and strengthening its marketing capabilities in the increasingly competitive cosmetic direct market operations of its Commerce Business. To do so, however, the Group has determined that it will be necessary to maintain a fixed level of investment without worrying about short-term business performance.

Specifically, the Group will promote further growth in the platform it has created over the years through its efforts to establish a solid base from the customers it acquired in its different businesses. This growth will be promoted by offering new services that are even more novel and appealing. The Group's goal will be to create a platform with a media value even higher than in the past. In addition, aiming to increase the number of commerce members or stimulate activity by members, the Group is taking such steps as initiating aggressive advertising and sales promotion strategies, enhancing product portfolios by introducing new products, and renewing existing product lines.

The Group plans to build its mobile advertising business into a major source of income like its other businesses. This goal will be achieved by strengthening the new platform that it is developing and offering its customers the opportunity to advertise using the various new advertising products made available by the new media emerging from its platform. By channeling customers of the platform back into the Mobile Content, Commerce, Solutions, and other businesses, the Group also intends to expand the earnings of existing businesses. Moreover, circulating the customers acquired by each business within the platform, the Group will pursue synergies and target expanding earnings opportunities.

The Group recognizes that the current ongoing alignment of market conditions represents a major opportunity to invest business resources for the purpose of realizing the previously mentioned increase in corporate value of the Group from a medium-to-long term point of view. Consequently, the Group has decided that it is urgent to establish the organization needed to create the new platform business and take action without being influenced by short-term performance concerns.

Taking these steps toward increasing corporate value in the medium-to-long term by creating a new platform business and establishing a structure and taking action to strengthen such existing businesses as the Mobile Content and Commerce businesses could be disappointing for shareholders. Performance growth may slow in the short term and there is the risk that fluctuation in profits may increase. For example, if the Group makes substantial capital investments in building its platform to achieve full-fledged profitability in its advertising business, costs are expected to rise and cash flows worsen temporarily. Similarly, the Group expects that performance will be affected if it increases its advertising to improve the competitiveness of its Commerce Business.

President Kazutomo Robert Hori has carefully considered the situation taking into account the above points, and decided that the best course of action to flexibly and quickly achieve the Group's business strategy would be a management buyout (MBO). Taking the Group private would allow the Group to implement its business strategies from a medium-to-long term view, to avoid exposing general shareholders to the inherent risks of those strategies, and to rapid achieve growth in corporate value.

CJ Holdings and the Longreach Group including the Funds have announced their intent to form a close cooperative structure with the management of the Group. As a partner, they are committed to contributing to the implementation of the Group's business strategy from a medium-to-long term point of view and to the Group's growth and enhanced competitiveness and growth in corporate value on not only a domestic but also a global scale.

CYBIRD Holdings has decided that the tender offer by CJ Holdings for the purpose of converting

CYBIRD Holdings into a wholly owned subsidiary represents an optimal solution for the CYBIRD Group. The reasoning behind that decision includes being able to avoid exposing general shareholders to the inherent risks of the previously mentioned medium-to-long term strategy and to pursue its business strategy in a flexible and dynamic manner from a medium-to-long term point of view.

(3) Measures to ensure fairness in the evaluation of the tender offer bid and to avoid conflict of interest

(a) Disclosure of adequate information to shareholders

To enable shareholders to adequately make an informed decision as to whether to tender or not tender their shares, CJ Holdings has disclosed in detail the background and reasons for making the tender offer in the tender offer documentation as well as the process behind the calculation of the tender offer bid price. In addition, the Funds have disclosed the MBO agreement with Kazutomo Robert Hori and the participatory agreement with Kenichiro Nakajima in the tender offer documentation, covering the final investment ratios by directors of CYBIRD Holdings and the Funds, the retention of directors of the Company, and other information. Based on this information, CJ Holdings provides an in-depth explanation of the vested interest of the directors of CYBIRD Holdings in the tender offer as well as the overall MBO process.

CYBIRD Holdings believes that through the disclosure of this information, CJ Holdings has enabled shareholders to make an informed decision.

(b) Removing arbitrariness from the decision-making process leading up to the tender offer

(i) Due diligence by CJ Holdings

The Funds began discussions with the president of CYBIRD Holdings, Kazutomo Robert Hori, in late May 2007, selecting Nikko Citigroup Limited, as their financial advisor. They also appointed the legal offices of Mori Hamada & Matsumoto as their legal advisor, following its legal advice as they carefully carried out their discussions and investigations. As a result, the two parties decided to make a tender offer through CJ Holdings and an MBO agreement was concluded by the Funds and Mr. Hori on October 31, 2007. Similarly, the Funds and Mr. Nakajima signed a participation agreement on the same day.

To determine the offering price for the shares of CYBIRD Holding in the tender offer (the tender offer bid price), CJ Holdings commissioned Nikko Citigroup as an independent assessor to provide an evaluation of the share price of CYBIRD Holding stock as a reference point. Based on that evaluation and separate discussions and negotiations with an independent committee of CYBIRD Holdings mentioned later in this document and with the major shareholder and President of the Company Mr. Hori, it was decided that it would be appropriate to include a substantial premium over the market price in the tender offer bid price. This decision took into consideration both the question of whether the tender offer would be accepted and the overall outlook for the tender offer. The tender offer bid represents a premium of 40.83% (rounded to two decimal places) over the simple average price of the shares of CYBIRD Holdings on Jasdaq Securities Exchange, Inc. (¥42,606) over a three-month period up to October 30, 2007, the last business day before the resolution to endorse the tender offer by the Board of Directors of CYBIRD Holdings.

Although the tender offer includes share subscription rights, the eligible share subscription rights are those issued to the directors, corporate auditors, and employees of CYBIRD Holdings and its subsidiaries as stock options. Holders of these stock options must be directors, corporate auditors, and employees of CYBIRD Holdings or its subsidiaries in order to exercise those stock options (excluding cases of retirement after end of term or reaching retirement age). In addition, based on the share subscription right allotment agreement between the Company and the stock option holder, the stock options cannot be transferred, used as collateral or pawned.

Since CJ Holdings will not be able to exercise the share subscription rights if purchased, the purchase price for the share subscription rights eligible for the tender offer has been set at one (1) yen per share subscription right.

(ii) Due diligence by CYBIRD Holdings

President Hori proposed the MBO to the Board of Directors in a meeting held on October 18, 2007. In doing so, he indicated that he had been considering the MBO and the tender offer and explained the reasons behind it and the process in detail. To consider the proposal, the Board of Directors appointed Certified Public Accountant Office CAST, an independent assessment organization

uninvolved with CYBIRD Holdings or CJ Holdings, as their financial advisor. The Board of Directors commissioned Certified Public Accountant Office CAST to provide comprehensive advise on the MBO and on the calculation of the price of the Company's shares. The Board of Directors also appointed CAST Itoga Law P.C. as an independent legal advisor uninvolved with CYBIRD Holdings or CJ Holdings to provide legal advise on the MBO and tender offer. Both Certified Public Accountant Office CAST and CAST Itoga have had no special relationship with CYBIRD Holdings or CJ Holdings either now or in the past. Also on October 18, on the advice of CAST Itoga, the Board of Directors appointed an independent committee to ensure the fairness of the MBO procedure and increase transparency and objectivity. The independent committee comprised people that are independent of either CYBIRD Holdings or CJ Holdings (including 2 outside directors of the Company). The Board of Directors decided to commission the independent committee to discuss and negotiate the appropriateness of the MBO and tender offer and the conditions with CJ Holdings and report its opinion to the Board of Directors. In selecting the members of the independent committee, the Board of Directors decided to ensure the complete independence of the committee from either CYBIRD Holdings or CJ Holdings by choosing its two outside directors, Hiroyuki Sawada and Mitsuhiro Kitabatake, who are both independent of CYBIRD Holdings, are knowledgeable about corporate management and acquisitions. The Board of Directors also selected Yoshiro Saito, a lawyer who is a member of the independent committee for Measures Against Large Purchases of CYBIRD Shares (Takeover Prevention Plan) that was introduced based on approval by the regular general meeting of shareholders held on June 28, 2007. Mr. Toshihiko Iriyama, an advisor for Mitsubishi Corporation and outside corporate auditor for Aizawa Securities Co., Ltd., was also chosen as a member of the independent committee.

From October 18, 2007, the independent committee began investigating the appropriateness of the MBO and tender offer and the conditions, including the tender offer bid price. The independent committee held multiple meetings with CJ Holdings at which they discussed and negotiated. As a result, on October 30, 2007, the independent committee decided to report to the Board of Directors that they recommended that the Board of Committee endorse the MBO and the tender offer, which was premised on the conditional abolishment of the Company's Takeover Protection Plan.

Also on October 30, based on the previously mentioned decision by the independent committee, CJ Holdings set the tender offer bid price at ¥60,000 per share, taking into account the previously mentioned due diligence, discussions, and negotiations, and decided to go ahead with the tender offer.

In the Board of Directors meeting of CYBIRD Holdings held on October 31, 2007, President Kazutomo Robert Hori again gave a detailed explanation regarding his intention of tendering all his shares and share subscription rights under the offer and of staying on after the tender offer as president of CYBIRD Holding as a representative director. He reiterated that Kenichiro Nakajima and Yohei Hosoda also planned to stay on as directors. He again explained that he intended to invest in CJ Holdings following the tender offer, as did Mr. Nakajima if he decided to tender his shares. In addition, he and Mr. Nakajima and Mr. Hosoda were slated to receive shares from CJ Holdings following the completion of the tender offer. He stated that should CJ Holdings not acquire 100% of the issued and outstanding shares (excluding treasury stock) in the tender offer, they had a plan (as outlined below in "3. Structural reorganization, etc. plans following the tender offer") for CJ Holdings to acquire 100% of the common shares of the Company. Mr. Hori also went over the content of his MBO agreement and Mr. Nakajima's participation agreement, the relationship of he, Mr. Nakajima and Mr. Hosoda with CJ Holdings, and the purpose of the tender offer. Furthermore, the Board of Directors received a detail report from the independent committee regarding the process and results of their negotiations with CJ Holdings. Having determined that the MBO and the tender offer and their conditions were appropriate, the Board of Directors made the following decisions taking into account 1) the share price calculation report dated October 29, 2007 submitted by their financial advisor, Certified Public Accountant Office CAST, 2) the legal opinion dated October 30, 2007 submitted by their legal advisor, CAST Itoga Law P.C., and 3) the content and opinion of the independent committee and the various conditions related to the MBO, the first step of which is the tender offer. The Board of Directors decided that the MBO would strengthen the management base of the Company and contribute to an increase in corporate value in the medium-to-long term.

Moreover, they determined that the tender offer bid price and other conditions of the tender offer were fair and would give shareholders an opportunity to divest their shares at a reasonable price. Consequently, the Board of Directors passed a resolution to announce their endorsement of the tender offer. To avoid conflict of interest because after the tender offer he will remain on with CYBIRD Holding as a representative director while also assuming a directorship with and making an investment in CJ Holdings and receiving subscription rights from CYBIRD Holdings and CJ Holdings, Mr. Hori left the meeting after giving his explanation to directors and corporate auditors other than Mr. Nakajima and Mr. Hosoda. Mr. Hori did not participate in the following discussion by the Board of Directors or in passing the previously mentioned resolution. Similarly, because after the tender offer, there is a strong possibility that Executive Vice President Nakajima will make an investment in CJ Holdings while staying on as a director of the Company and receiving subscription rights from CYBIRD Holdings and CJ Holdings and because Vice President Yohei Hosoda will remain a director after the tender offer and receive subscription rights from CYBIRD Holdings and CJ Holdings, Mr. Nakajima and Mr. Hosoda did not participate in the following discussion by the Board of Directors and in the passing of the previously mentioned resolution by reason of conflict of interest. In addition, because of their vested interests, following the proposal regarding the implementation of the MBO and tender offer made to the Board of Directors in the meeting held on October 18, 2007, with the exception of the previously mentioned explanation given in the Board of Directors meeting held on October 31, 2007, Mr. Hori, Mr. Nakajima and Mr. Hosoda have not participated in any of the discussions or decision-making regarding the MBO and the tender offer. All of the meetings of the Board of Directors regarding the MBO and the tender offer, including the meeting where the above resolution to endorse the tender offer was passed were attended by all directors and corporate auditors, excluding those directors with conflicts of interest. In addition, all of the directors, including the outside directors, participating in the decision to endorse the tender offer voted for the resolution. Furthermore, all of the corporate auditors expressed their opinion in favor of the Board of Directors endorsing the tender offer.

Furthermore, in the same meeting mentioned above, the Board of Directors decided that regardless of whether the tender offer was accepted or not, the Company would not declare an interim dividend for shareholders or beneficiary shareholders entered or registered in the final shareholders register on September 30, 2007.

(c) Achieving objective conditions that enable a fair price

By setting the relative long tender offer period of 30 business days, CJ Holdings has left the way open for a rival bid for the shares and share subscription rights of CYBIRD Holdings. Moreover, no agreement to obstruct rival bids for the shares and share subscription rights exists between CJ Holdings and CYBIRD Holdings.

In addition, as outlined in "5. Measures Regarding the Company's Takeover Prevention Plan," the Board of Directors has implemented the Measures Against Large Purchases of CYBIRD Shares (Takeover Prevention Plan) passed at the regular general meeting of shareholders held on June 28, 2007. However, in consideration of ensuring the fairness of the MBO by giving other entities an opportunity to bid on the Company, in the same Board of Directors meeting in which the resolution to endorse the tender offer was passed, the Board of Directors also passed a resolution to lift the Takeover Prevention Plan for the period (or any extension of the period) of the tender offer (or any other tender offer made by an entity other than CJ Holdings during the tender offer period) and to fully abolish the Takeover Prevention Plan on condition that one of the tender offers is accepted.

Through these measures, the Company has achieved objective conditions to enable a fair tender offer bid price by ensuring other entities an opportunity to bid on the Company.

3. Structural reorganization, etc. plans following the tender offer (regarding a so-called two-stage acquisition)

If the tender offer is successful, CJ Holdings will acquire two thirds or more of the issued and outstanding shares of the Company. However, should not all of the common shares (excluding treasury stock) be acquired, CJ Holdings plans to make the Company into a wholly owned subsidiary using the following method.

Following the successful tender offer, CJ Holdings will set a date after the settlement date for the tender offer on which CJ Holdings intends to request a general meeting of shareholders and a general

meeting of the common share class shareholders. CJ Holdings will also request that the following two resolutions be placed on the agenda of the general meeting of shareholders: 1) a clause be included in the articles of incorporation enabling the Company to acquire all of its common shares 2) in exchange for acquiring all the common shares of the Company, the Company will issue another class of shares to shareholders. In addition, CJ Holdings will request that resolution 1) will be on the agenda of the general meeting of the common share class shareholders. The Company is considering meeting this request and holding a general meeting of shareholders and a general meeting of common share class shareholders. Should the tender offer be successful, CJ Holdings expects to acquire two thirds or more of the voting rights of the Company, and plans to vote for the previously mentioned two resolutions in the general meeting of shareholders and the general meeting of common share class shareholders. If the above mentioned steps are taken, by right of the clause enabling the Company to acquire all of its common shares, the Company will be able to buy up all of its common shares. Shareholders will sell their common shares in exchange for the issue of another class of shares. In the case of holders of fractional shares less than one share eligible for exchange, in accordance with laws and ordinances, the amount received shall be cash determined based on shareholders selling the total number of fractional shares for cash. The Company plans to set the selling price of the total number of fractional shares based on the tender offer bid price, but since the timing of the calculation will differ, the selling price of the fractional shares may differ from the tender offer bid price. The number of shares to be exchanged in payment for the common shares that fall under the clause enabling the acquisition of all shares has not been determined as of the date of submission of the official notification. However, in order for the Company to become the wholly owned subsidiary of CJ Holdings, the Company plans to set the number of the new class of shares to be issued to shareholders other than CJ Holdings who did not tender their common shares in the tender offer to be a fractional amount less than one (1) share per shareholder.

During the procedures regarding the two resolutions given above, the Company will take the following steps to protect the interest of minority shareholders in accordance with the Corporation Law of Japan: (i) when the articles of incorporation are revised to add the clause enabling the acquisition of all common shares as stated in resolution 1) above, in accordance with the provisions of articles 116 and 117 of the Corporation Law and other related laws and ordinances, shareholders may demand that the Company purchase their common shares and (ii) if the general meeting of shareholders passes the resolution in 2) above regarding the acquisition of all the common shares, in accordance with the provisions of Article 172 of the Corporation Law and other related laws and ordinances, the shareholders may petition a decision regarding the setting of a cash price for the acquisition of the shares. In both these cases, since the purchase price and the acquisition price per share will be subject to the court's decision, they may differ from the tender offer bid price. Shareholders should be aware that each shareholder will be responsible for undertaking the necessary procedures and make their own decision after seeking legal and other advice.

Different methods from the two resolutions mentioned above that have an equivalent result may be used depending on the interpretation of the related laws by the government authorities and on the size of the holdings of CJ Holdings and of shareholders other than CJ Holdings following the tender offer. However, even in such a case, in the end, the Company plans to cash out shareholders with the exception of CJ Holdings. The Company plans to use the tender offer bid price as the standard in calculating the cash amount exchanged for the common shares in that situation. But again, because the timing of the calculation will differ, the cash amount may differ from the tender offer bid price.

Please note that the Company is not recommending in any way that shareholders vote for any actions described in the general meetings of shareholders mentioned above. In addition, we urge each shareholder to confirm the tax implications of any procedures method above with a tax specialist.

4. Expectation of delisting of shares and reason for agreeing to a tender offer that aims to delist shares

Since CJ Holdings has not set an upper limit on the number of shares to be acquired in the tender offer, the result of the tender offer may cause the stock to fall within JASDAQ's criteria for delisting and trigger the application of the delisting rule. Even if the result does not place the stock within the delisting criteria, plans call for making the Company a wholly owned subsidiary as outlined in "3. Structural reorganization, etc. plans following the tender offer," which would result in the delisting of

the Company's stock. Following delisting of the stock, no one will be able to trade CYBIRD Holdings shares on the JASDAQ exchange.

IV. Profit Sharing by CJ Holdings or other persons with vested interests
None

V. Measures Regarding the Company's Takeover Prevention Plan
The Board of Directors has implemented the Measures Against Large Purchases of CYBIRD Shares (Takeover Prevention Plan) passed at the regular general meeting of shareholders held on June 28, 2007. However, in consideration of ensuring the fairness of the MBO by giving other entities an opportunity to bid on the Company, in the same Board of Directors meeting in which the resolution to endorse the tender offer was passed, the Board of Directors also passed a resolution to lift the Takeover Prevention Plan for the period (or any extension of the period) of the tender offer (or any other tender offer made by an entity other than CJ Holdings during the tender offer period) and to fully abolish the Takeover Prevention Plan on condition that one of the tender offers is accepted.
Through these measures, the Company has achieved objective conditions to enable a fair tender offer bid price by ensuring other entities an opportunity to bid on the Company.

VI. Questions for CJ Holdings
None

VII. Request for the Extension of the Tender Offer Period
None

(End of documents)

CYBIRD HOLDINGS

JASDAQ

News Release

November 12, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice of Revisions in 'Notice of Endorsement of Tender Offer for CYBIRD Holding Shares'

Tokyo, Japan, November 12, 2007 --- CYBIRD Holdings Co., Ltd. announced partial revisions in 'Notice of Endorsement of Tender Offer for CYBIRD Holding Shares' announced on October 31, 2007. Details are as follows.

1. Place of Revisions

   Places of revisions are underlined__on relevant pages (■).

2. Facts of Rivision

■Line 21 on Page 7

(Before) All of the meetings of the Board of Directors regarding the MBO and the tender offer, including the meeting where the above resolution to endorse the tender offer was passed

(After) * Delete the underlined portion
The meetings of the Board of Directors where the above resolution to endorse the tender offer was passed

(End of documents)

November 2007

To the Shareholders of CYBIRD Holdings Co., Ltd.

CJ Holdings Co., Ltd.
Masamichi Yoshizawa, Representative Director

CYBIRD Holdings Co., Ltd.
Kazutomo Robert Hori, President and Group CEO

Dear Sir or Madam:

We are pleased to announce that on November 1, 2007 the management of CYBIRD Holdings Co., Ltd. ("CYBIRD Holdings") headed by President and Group CEO Kazutomo Robert Hori, and the independent investment firm, The Longreach Group, launched a tender offer to acquire all issued and outstanding common shares and share purchase warrants of CYBIRD Holdings through CJ Holdings Co., Ltd. ("CJ Holdings") as part of a series of transactions to make CYBIRD Holdings a private company. The tender offer will be open for thirty business days until December 13. We are writing to express our gratitude to all CYBIRD Holdings shareholders for your appreciation of the company's medium and long term growth strategy and would like to request your endorsement of the present tender offer.

The Longreach Group is an investment firm established in October 2003 to focus on medium and long-term investments in the corporations that will take Japanese industry into the future. CJ Holdings is a wholly owned subsidiary of the three funds (Note 1) that are the main investors in the Longreach Group. With this tender offer, CJ Holdings will purchase common shares of CYBIRD Holdings at a price of 60,000 yen per share (Note 2). The tender offer price for common shares represents a premium of 13.4% over the closing price for CYBIRD Holdings on JASDAQ on October 30, 2007, and a premium of 40.8% over the average closing price for the prior three months.

If the total number of subscriptions for share certificates does not meet the lower limit of 203,282 shares (Note 3), CJ Holdings will not undertake the purchase of all subscription share certificates. If the total number of subscriptions for shares exceeds the lower limit, CJ Holdings will purchase all subscription shares.

In this tender offer, some of the management ranks are cooperating with financial investors to acquire corporate shares as part of a management buyout (MBO). For the purchaser, CJ Holdings, to acquire the shares in a friendly takeover and with the endorsement of the Board of Directors of CYBIRD Holdings, the tender offer is conducted in accordance with the Financial Instruments and Exchange Law. As a result of careful scrutiny of the report and opinion of the third-party panel and the terms of the transactions that will launch the tender offer, the Board of CYBIRD Holdings decided to endorse the tender offer at a meeting on October 31, 2007. The Board deemed that the transaction would strengthen the management base of the Company and contribute to raising its corporate value in the medium and long term. The Board also determined the validity of the tender offer price and related conditions, concluding that the tender offer provided shareholders with the opportunity to sell at a reasonable price.

CJ Holdings has received an agreement to tender all common shares and share purchase warrants of CYBIRD Holdings held by Kazutomo Robert Hori (holdings ratio of 9.69% of all shares outstanding on a fully diluted basis (exercise of all issued and outstanding subscription rights)), as well as other major shareholders including Yosuke Iwai (3.34%), RAUM'S Co., Ltd. (2.64%), Tomoo Tateishi (1.21%) and Emi Iwai (0.18%). If the tender offer is completed, Kazutomo Robert Hori plans to subscribe to new shares through a third party allotment conducted by CJ Holdings. In addition, Kenichiro Nakajima (0.72%), Director and Executive Vice President of CYBIRD Holdings, has agreed that in such case where he tenders all common shares and share purchase warrants of CYBIRD Holdings, he will subscribe for new shares to be issued by CJ Holdings through a third party allotment after the completion of the tender offer.

Following successful completion of the tender offer, Kazutomo Robert Hori will continue as President and Group CEO of CYBIRD Holdings. In addition, two current Directors, Kenichiro Nakajima and Yohei Hosoda will remain as members of the Board of Directors, and Toshiaki Kawata, currently Executive Vice President, will join the Board. In addition, Longreach is planning to appoint five

members to the Board of Directors.

Through the tender offer, CJ Holdings aims to acquire all outstanding shares of CYBIRD Holdings on fully diluted basis, and has set a minimum threshold of two thirds of the outstanding shares on a fully diluted basis for the offer to proceed. If CJ Holdings is unable to acquire all shares of CYBIRD Holdings, CYBIRD Holdings will issue another class of shares, with a clause enabling it to acquire all of its common shares, in exchange for acquiring the common shares of the CYBIRD Holdings. Upon the issuance, CYBIRD Holdings plan to set the number of the new class of shares to be issued to shareholders other than CJ Holdings to be a fractional amount less than one (1) share per shareholder, to achieve the objective of making CYBIRD Holdings a 100% subsidiary of CJ Holdings.

The tender offer will commence on November 1, 2007 and will be open for 30 business days, until December 13, 2007. Since an upper limit is not set, this may result in the application of JASDAQ's de-listing rule, which would result in the delisting of CYBIRD Holdings' share in prescribed procedure. Even in case in which such rule does not apply, following a successful tender offer, additional steps are intended to acquire all remaining shares as described above, which would result in the delisting of CYBIRD Holding's share from JASDAQ.

In addition to this letter, please refer to the enclosed description of the tender offer, the press release dated October 31, 2007 regarding the tender offer, the press release regarding the agreement to the tender offer, and the list of locations for tendering subscriptions. In addition, please refer to the web pages of CYBIRD Holdings where the description of the tender offer is posted (http://www.cybird.co.jp/hc/ir/news/index.html).

Subscriptions to the tender offer are handled by Nikko Citigroup Limited and Nikko Cordial Securities Inc. Individual shareholders who would like to subscribe should contact the head office of Nikko Cordial Securities or the nearest sales office. (For telephone applications or enquiries, please contact Nikko Cordial Securities on its toll-free line for tender offers at 0120-250-959 between 9:00 and 17:00 on weekdays from Thursday, November 1, 2007 to Thursday, December 13, 2007.)

This letter is sent to all shareholders listed in the registry of shareholders, which has been properly obtained in accordance with relevant laws and ordinances. The information about shareholders held in the registry of shareholders will not be used for any other purpose than to distribute information about this tender offer.

Sincerely,

Enclosures: Tender offer description - Omitted

Notice of Endorsement of Tender Offer for CYBIRD Holding Shares dated October 31, 2007- Omitted

Notice of Revisions in 'Notice of Endorsement of Tender Offer for CYBIRD Holding Shares' dated November 1, 2007 - Omitted

List of subscription locations - Omitted

Note 1: CJ Holdings Co., Ltd. is the 100% owned subsidiary of Longreach Capital Partners 1, L.P., LONGREACH HOLDINGS IRELAND and Longreach GP Commitment, L.P.

Note 2: With this tender offer, each share purchase warrant of CYBIRD Holdings will be purchased at 1 yen. In addition, share purchase warrants may be exercised by the end of the period of the tender offer. In such a case, all shares eligible for issue or transfer will also be subject to the tender offer.

Note 3: If all share warrants are exercised, this represents two thirds of outstanding shares on fully diluted basis (exercise of all issued and outstanding subscription rights).

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to Annual Securities Report

An amendment to Annual Securities Report for the fiscal year ended March 31, 2007, filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 29, 2007, was prepared in order to amend descriptions in "PART ONE CORPORATE INFORMATION - IV. State of the company" and "V. Financial condition", and was filed with the Director of the Kanto Local Finance Bureau on September 28, 2007 through EDINET. The amendment to annual securities report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

Opinion Report

An Opinion Report was filed with the Director of the Kanto Local Finance Bureau through EDINET on November 1, 2007, which relates to the Tender Offer for shares of CYBIRD Holdings Co., Ltd. commenced by CJ Holdings Co., Ltd., and sets forth the following information:

1. Name or Trade Name and Address or Location of the Tender Offeror
2. Classes of Shares, etc. to be purchased by Tender Offeror
3. Content of and Basis and Reason behind Opinion of Tender Offer
   The Board of Directors of CYBIRD Holdings Co., Ltd. expresses its support for such Offer and recommends its shareholders to accept such Offer.
4. Number of Stocks Owned by Officers and Number of Voting Rights on Those Stocks
5. Profit Sharing by Tender Offeror or other persons with vested interests
6. Measures Regarding the Company's Takeover Prevention Plan
7. Questions for Tender Offeror
8. Request for the Extension of the Tender Offer Period

Amendment to Opinion Report

An amendment to Opinion Report, filed with the Director of the Kanto Local Finance Bureau through EDINET on November 1, 2007, was prepared in order to correct a minor error in "3.

Content of and Basis and Reason behind Opinion of Tender Offer", and was filed with the Director of the Kanto Local Finance Bureau on November 12, 2007 through EDINET. The amendment to opinion report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.